Exhibit 99.4

Dear Stockholder:

We are pleased to announce that we are commencing a rights offering. In a rights offering, each stockholder is given the right to purchase additional shares of common stock based upon the number of shares already owned.

In our rights offering, you will have the right to purchase up to [ratio] shares of our common stock for every one share that you own. The purchase price for our common shares is fixed at $[subscription price], which represents a discount of _____% when compared to our tangible book value as of December 31, 2011. These rights are non-transferrable and will expire if not exercised. You may also subscribe for additional shares of common stock beyond your allotment, which you may receive if a sufficient number of other stockholders fail to exercise their subscription rights.

We are conducting the offering primarily to increase our capital levels in order to support organic growth and potential acquisition opportunities we believe will be available to as a result of anticipated consolidation in the financial services industry as a result of pressures resulting from the existing economic and regulatory environment, including current economic conditions and the regulatory changes being instituted by, among other things, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and so that we will have sufficient capital to maintain our “well-capitalized” status after any such acquisition(s). We currently do not, however, have any definitive agreements with respect to a potential acquisition.

We are pleased to enclose a prospectus and other relevant documents describing the rights offering in greater detail, including key deadlines and subscription procedures. You should carefully read the entire prospectus before making an investment decision. Please do not hesitate to call me or George Coffman at 410-750-0020 should you have any questions.

Sincerely,

Mary Ann Scully

President and Chief Executive Officer

Enclosures